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04054029

December 23, 2004



By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated December 23, 2004, announcing that Arcelor will acquire a 100% stake in a subsidiary of Bremen subsidiary, Stahlwerke Bremen.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA



**PRESS RELEASE**

# Arcelor acquires 100% stake in Bremen subsidiary

*Luxembourg, 23 December 2004* - Arcelor announced today that it has agreed with BIG (Bremer Investitions-Gesellschaft), the minority shareholder of its subsidiary Stahlwerke Bremen (SWB), on the acquisition by Arcelor of the 30.3% stake that BIG holds in SWB. After completion, which is foreseen by the end of 2004, Arcelor will hold, through wholly owned subsidiaries, 100% of SWB.

With the conclusion of this agreement, the put and call option between the two companies regarding a 6.3% stake in SWB, expiring on December 31st, 2004, becomes void.

Stahlwerke Bremen, located in Bremen (Northern Germany) is an integrated site producing flat carbon steel. The site, which employs approximately 4000 associates, comprises two blast furnaces, a steel shop, a hot strip mill, a cold rolling mill, two galvanizing lines and a tailor welded blank production facility. In 2003, SWB produced approximately 3.5 million tons of steel, mainly for the automotive sector, manufacturers of electrical appliances as well as for the construction sector.

*Arcelor is a leading force in the transformation of the global steel industry. With a turnover of 25.9 billion euros and shipments of 40.2 million tonnes of steel in 2003, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor employed 98,000 employees at the end of 2003 in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations and social responsibility in the world of steel.*

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